Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total receives offer from Arkema

for its Bostik adhesives affiliate

Paris, September 19, 2014 - Total has received an offer from the French group Arkema, one of the world’s major players in specialty chemicals, to acquire its Bostik affiliate, a global adhesives company.

Arkema’s offer values Bostik (wholly owned by Total) at €1.74 billion (around $2.25 billion), representing 11 times the company’s EBITDA.

In light of the quality of the project, Total has granted Arkema an exclusivity period to pursue the offer, and it will be presented to the relevant employee representatives, as part of the required information and consultation procedures.

An international player and France’s leading chemicals company, Arkema is aiming to become a world leader in specialty chemicals. Its growth strategy is based on innovation, an increased presence in emerging markets and targeted acquisitions in new activities.

“Joining France’s leading chemicals company would give Bostik the resources it needs to pursue its industrial and commercial development while fulfilling its commitments to employees and partners,” commented Patrick Pouyanné, President of Total’s Refining & Chemicals. “A combination of Bostik and Arkema – which was the result of a successful spin-off from Total in 2006 – is a natural next step, given their shared history within our group. Total is pleased to be able to contribute to Arkema’s continued development in this way.”

Arkema’s offer for Bostik includes clear undertakings to continue operations sustainably and safeguard existing jobs and employee benefits.

The proposed transaction is subject to approval by the relevant antitrust authorities.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél.: + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Bostik:

A Total affiliate since 1990, Bostik is the world No. 3 in adhesives, with leadership positions in the industrial, hygiene, construction, consumer and professional retail sectors.

Bostik employs 4,900 people worldwide through its 48 production facilities (18 in Europe, 10 in North America, 8 in Asia, 6 in Australia and New Zealand, 2 in Africa and 4 in South America).

In France, the company has a workforce of 900 employees, spread across 6 production facilities, 2 R&D centers and its head office in the greater Paris region.

In 2013, Bostik reported revenue of €1.5 billion

Arkema:

A former Total chemicals division and now France’s No. 1 chemicals player, Arkema is aiming to become one of the world’s largest players in specialty chemicals. It enjoys global leadership positions on 90% of its portfolio of activities and leverages a growth strategy based on innovation, an increased presence in emerging markets and targeted acquisitions in new areas.

Arkema employs 14,000 people worldwide through its 90 production facilities (46 in Europe, 26 in North America and 18 in Asia and the rest of the world) and 10 research centers (6 in France, 2 in the United States, and 1 each in China and Japan).

Arkema recently organized its operations into three business segments: high-performance materials, industrial specialties and coating solutions.

In 2013, Arkema reported revenue of €6.1 billion.

* * * * *

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com